ADC Telecommunications	Exhibit 12.1
Ratio of Earnings to Fixed Charges
Instructions to Paragraph 503(d) — SEC Handbook
(in millions)

			Fiscal Year
	2010	2009	2008	2007	2006

Earnings
Income (loss) before income taxes	$85.6	$(456.0)	$(33.9)	$128.3	$56.7

ADD
+ Adjustment for minority interests in consolidated subsidiaries	$—	$—	—	—	—
+ Income or loss from equity investees	$—	$—	—	(0.1)	(0.5)
+ Fixed Charges	$29.0	$28.0	31.3	19.8	18.6
+ Distributed income of equity investees	$—	$—	—	—	—
+ ADC’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—	—	—	—

Sub-total	114.6	(428.0)	(2.6)	148.0	74.8
SUBTRACT
- Interest Capitalized	—	—	—	—	—
- Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
- Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	1.3	1.3	0.7	(1.5)	(1.1)

Sub-total	1.3	1.3	0.7	(1.5)	(1.1)

Total Earnings	$115.9	$(426.7)	$(1.9)	$146.5	$73.7

Fixed Charges
Interest Expensed	$25.5	$24.1	$26.0	$14.8	$14.3
Interest Capitalized	—	—	—	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	1.8	1.7	2.2	1.5	1.5
Interest Within Rental Expense	1.7	2.2	3.1	3.5	2.8
Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$29.0	$28.0	$31.3	$19.8	$18.6

Ratio of Earnings to Fixed Charges	4.0	(15.2)	(0.1)	7.4	4.0
Deficiency of Earnings to Fixed Charges